Exhibit 99.1
News Release
TSX, NYSE-AMEX Symbol: NG

NovaGold Amends NovaCopper Articles Prior to Spin-out

March 21, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) today announced that it has eliminated preferred shares from the capital structure of NovaCopper Inc. (“NovaCopper”), which will be spun out in conjunction with the earlier announced Plan of Arrangement. A Notice of Alteration deleting NovaCopper’s class of preferred shares was filed with the British Columbia Corporate Registry on March 20, 2012, and filed on SEDAR. NovaGold has made this amendment in response to requests from certain institutional shareholders.

NovaGold requests that all shareholders read the proxy circular and vote before the deadline of 2.00 p.m. (Vancouver time) on March 26, 2012. Shareholders may vote by mail, online or by phone, as per the instructions enclosed with the proxy circular. Shareholders who need assistance in voting or wish to change their vote should contact Laurel Hill Advisory Group, the Company’s information agent by telephone 1-877-452-7184 (toll-free) or 1-416-304-0211 (collect) or by email at assistance@laurelhillag.com.

Shareholders are invited to attend the NovaCopper Spinout Special General Meeting on March 28, 2012 at 2.00 p.m. (Vancouver time). The meeting will take place in the Oceanview Room at the Pan Pacific Hotel (999 Canada Place, Vancouver, British Columbia).

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world’s largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets with the spin-out of the Ambler copper-zinc-gold-silver deposit in northern Alaska into NovaCopper and the sale of the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227